

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Albert Miralles
Chief Financial Officer
CDW Corp
75 Tri-State International
Lincolnshire , Illinois 60069

      Re: CDW Corp
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 1-35985

Dear Albert Miralles:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services